FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     x        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer and General Manager of
Corporate Financial & Accounting Group

Date: April 27, 2010

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Accounting for Loss Associated with Corporate Reorganization Procedures of WILLCOM, Inc.

April 27, 2010

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Tetsuo Kuba, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial & Accounting Group (Tel: +81-75-604-3500)

Accounting for Loss Associated with Corporate Reorganization Procedures of WILLCOM, Inc.

Reference is made to the announcement entitled “Possible Inability to Collect or Delay in Collection of Accounts Receivable from WILLCOM, Inc.” dated February 18, 2010. Kyocera Corporation (the “Company”) hereby gives notice that the amount of loss relating thereto has now been estimated as set forth below.

1.	Outline of Losses

Loss from bad debts, etc.: 8,961 million yen

2.	Impact on Performance

The above has been reflected in the consolidated results of the Company for the fiscal period ended March 31, 2010.

3.	Forecasts

The above amount reflects the Company’s current estimate of losses and remains subject to further modification pursuant to reorganization plans for WILLCOM, Inc. to be decided in the future.